Exhibit 4.4

Description of capital stock

The following is a summary of information concerning capital stock of Inogen, Inc. (“us,” “our,” “we” or the “Company”) and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors rights agreement, as amended, each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our certificate of incorporation, bylaws and the applicable portions of the DGCL carefully.

General

Our amended and restated certificate of incorporation authorizes two classes of stock, common stock and preferred stock. Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

Our board of directors has the authority, without further action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of each such series of preferred stock, any or all of which may be greater than or senior to those of the common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;
•	reducing the likelihood that holders of common stock will receive dividend payments;
•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and
•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Registration rights

One holder of our outstanding shares of common stock has rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The Company is generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of any such registrations. This summary does not purport to be complete and is qualified in its entirety by the provisions of our investors rights agreement, as amended, copies of which have been filed as exhibits to this Annual Report on Form 10-K.

Voting rights

Under the provisions of our amended and restated certificate of incorporation, holders of our common stock are entitled to one vote for each share of common stock held by such holder on any matter submitted to a vote at a meeting of stockholders. In addition, our amended and restated certificate of incorporation provides that certain corporate actions require the approval of our stockholders. These actions, and the vote required, are as follows:

•	the removal of a director requires the vote of a majority of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors; and
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the amendment of provisions of our amended and restated certificate of incorporation relating to blank check preferred stock, the classification of our directors, the removal of directors, the filling of vacancies on our board of directors, cumulative voting, and annual and special meetings of our stockholders require the vote of 66 2/3% of our then outstanding voting securities.

Anti-takeover effects of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

Delaware law

Certain provisions of Delaware law and our restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock;
•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of the board of directors, or the Chief Executive Officer;
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establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;
•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;
•	specify that no stockholder is permitted to cumulate votes at any election of our board of directors; and
•	require a super majority of the stockholders and a majority of the board to amend certain of the above-mentioned provisions.

Exclusive jurisdiction

Under the provisions of our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Delaware anti-takeover statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, our board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at/or subsequent to the date of the transaction, the business combination is approved by our board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare. The transfer agent and registrar’s address is P.O. Box 43006, Providence, RI 02940-3006. The transfer agent’s telephone number is (888) 667-7671.

Listing

Our common stock has been listed on the NASDAQ Global Select Market under the symbol “INGN.”